Scott Pueschel, P.C.

One New Hampshire Avenue, Suite 350

Pease International Tradeport

Portsmouth, NH 03801

603-373-2019 voice

603-433-6372 fax

spueschel@pierceatwood.com

www.pierceatwood.com

Admitted in: MA NH VA

September 10, 2008

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Owings:

On behalf of Environmental Power Corporation (the “Company”), enclosed for your review are three copies of Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-152807) of the Company, relating to the registration under the Securities Act of 1933 of up to $50,000,000 in debt securities of the Company (the “Registration Statement”), which is being filed with the Commission on September 10, 2008. Two of the enclosed copies of Amendment No. 1 have been marked to indicate all changes made to the Registration Statement as originally filed with the Securities and Exchange Commission on August 6, 2008.

This Amendment is being filed in response to comments contained in your letter of September 2, 2008, relating to the Registration Statement. These comments, and the responses on behalf of the Company to these comments, are set forth below.

Registration Statement on Form S-3

1.	General Instruction I.B.1 of Form S-3 requires that a registrant conducting a primary offering have an aggregate market value of voting and non-voting common equity held by non-affiliates of $75 million or more. Please tell us how you believe you have satisfied this requirement, including providing us with calculations showing how you have satisfied this requirement as of a date within 60 days of the date of filing of your registration statement.

Response to Comment 1:

The Company had 15,624,104 shares of common stock issued and outstanding as of June 30, 2008, which date is within 60 days of August 6, 2008, the date on which the Registration Statement was

Mr. H. Christopher Owings

Securities and Exchange Commission

September 10, 2008

filed. The number of such issued and outstanding shares held by persons whom the Company considers to be affiliates as of such date is set forth below:

Affiliate	Position	Number of Shares Held
Roger S. Ballentine	Director	0
John R. Cooper	Director	4,095
Joseph E. Cresci	Chairman of the Board of Directors	765,222
Lon Hatamiya	Director	1,000
Richard E. Kessel	President, Chief Executive Officer and Director	41,500
Steven Kessner	Director	283,074
August Schumacher, Jr.	Director	18,142
Kamlesh R. Tejwani	Vice Chairman of the Board of Directors	0
Roger I. Weisberg	Director	41,892
Michael E. Thomas	Senior Vice President, Chief Financial Officer and Treasurer	5,000
Dennis Haines	Vice President, General Counsel and Secretary	5,000

TOTAL		1,164,925

The foregoing represent all of the Company’s directors and those persons whom the Company believes to be “executive officers” within the meaning of Rule 3b-7 under the Securities Exchange Act of 1934. It is the Company’s view that there are no facts or circumstances which would indicate that any beneficial owner of 5% or more of the Company’s common stock (other than Joseph E. Cresci), controls, is controlled by or is under common control with the Company and, therefore, should also be considered an affiliate. Based upon its review of filings with the Commission, the Company believes that no such beneficial owner beneficially owns 10% or more of the Company’s common stock.

Based upon the foregoing, the number of issued and outstanding shares of the Company’s common stock held by non-affiliates as of June 30, 2008 was 14,459,179. On June 17, 2008, which is a date within 60 days of August 6, 2008, the date on which the Registration Statement was filed, the last sale price of the Company’s common stock as reported on the NASDAQ Capital Market was $5.20 per share. Multiplying these numbers yields a value of common equity held by non-affiliates of $75,187,730. We note that, according to Interpretation No. 41 in Section H (Form S-3) of the Manual of Publicly Available Telephone Interpretations, it is not necessary to calculate the number of shares held by non-affiliates for the same day on which the average price of the stock is determined.

Information Incorporated by Reference, page 19

2.	Please refer to the Current Report on Form 8-K dated February 29, 2008 as having been filed on March 6, 2008, rather than March 5, 2008.

Mr. H. Christopher Owings

Securities and Exchange Commission

September 10, 2008

Response to Comment 2:

The Company has made the requested revision.

Exhibit 5.1 – Opinion of Pierce Atwood LLP

3.	We note that counsel’s opinion limited to the state law of the state of New Hampshire and the Delaware General Corporation Law; however, we note that the indenture governing the debt securities is governed by New York law. Please remove this limitation from your opinion. In the alternative, please provide us with your analysis as to how counsel can opine that the debt securities are valid, legal and binding obligations of the company if the opinion is limited to the laws of the state of New Hampshire and the Delaware General Corporation Law.

Response to Comment 3:

We have revised our opinion to cover New York law.

4.	We note that counsel’s opinion contains significant assumptions regarding the future issuance of the securities being registered. Please confirm that you will file an unqualified opinion each time a takedown occurs that omits all these assumptions. Please note that you may file the unqualified opinion under Rule 462(d) or under cover of Form 8-K.

Response to Comment 4:

We confirm that we will file an opinion that is unqualified by these assumptions each time a takedown occurs, either under Rule 462(d) or under cover of Form 8-K.

* * * * * *

In connection with the foregoing responses, we have been authorized by the Company to inform you that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing responses are helpful to the Commission in its review of the Registration Statement and fully responsive to its comments. We would appreciate it if you would contact the undersigned at (603) 373-2019 as soon as possible with any questions or additional comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Scott E. Pueschel

Scott Pueschel, P.C.

cc:	Ms. Blair F. Petrillo